Jeffrey S. O’Connor, P.C. To Call Writer Directly: +1 312 862 2597 jeffrey.oconnor@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

May 24, 2018

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Rolaine S. Bancroft Kayla Roberts

Re:	World Omni Automobile Lease Securitization Trust 2015-A Form 10-K for Fiscal Year Ended December 31, 2017 Filed March 29, 2018 File No. 333-203470-02

Ladies and Gentlemen:

This letter is provided on behalf of World Omni Financial Corp. (“World Omni”), as Servicer on behalf of World Omni Automobile Lease Securitization Trust 2015-A (the “Issuer”), in response to the letter dated May 16, 2018 (the “Comment Letter”) from the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Form 10-K for Fiscal Year Ended December 31, 2017.

The Servicer’s responses to the Commission’s comments are set forth below. The numbered paragraph below sets forth the Commission’s comments in italicized text together with our responses. The number corresponds to the numbered paragraph in the Comment Letter. Unless otherwise noted, the use of “we,” “us” and similar terms refers to World Omni, as Servicer on behalf of the the Issuer, and the Issuer.

Beijing Boston Hong Kong Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

Form 10-K

Item 1122 of Regulation AB. Compliance with Applicable Servicing Criteria

1.	Please confirm to us that in future filings you will include the disclosure required by Item 1122(c) about material instances of noncompliance in the body of your Form 10-K. We note that in its Assessment of Compliance with Applicable Servicing Criteria filed as Exhibit 33.2, Bank of New York Mellon identified a material instance of noncompliance related to Item 1122(d)(3)(i)(A) of Regulation AB and provided management’s discussion of the material instance of noncompliance in Schedule B. The body of your Form 10-K, however, does not provide the disclosure required by Item 1122(c) and states that “[n]either of the Servicing Reports prepared by the Servicing Parties, or the corresponding Attestation Reports, has identified any material instance of noncompliance with the servicing criteria applicable to the respective Servicing Party.”

Response: We have reviewed the disclosure in question and confirm to the Staff that in future filings we will include the disclosure required by Item 1122(c) about material instances of noncompliance in the body of our Form 10-Ks.

We hope that the foregoing has been responsive to the Commission’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 862-2597.

Sincerely,

/s/ Jeffrey S. O’Connor

Jeffrey S. O’Connor, P.C.

Partner

cc:	Edward J. Brown, Jr., Group Vice President, World Omni Financial Corp.
Eric Gebhard, Chief Executive Officer and Treasurer, World Omni Auto Leasing LLC